Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited condensed consolidated interim financial statements, including the notes thereto, for the three and six months ended June 30, 2023 and 2022 included as Exhibit 99.3 to the Report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements for fiscal year 2022, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”). In addition, we recommend that you read any public announcements made from time to time by Pharvaris N.V.

The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in euros. Unless otherwise indicated, all references to currency amounts in this discussion are in euros.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information—D Risk factors” in the Annual Report and under “Risk Factors” in any other periodic filings with the Securities and Exchange Commission.

Unless otherwise indicated or the context otherwise requires, all references to “Pharvaris” or the “Company,” “we,” “our,” “ours,” “us”, or similar terms refer to Pharvaris N.V. and its subsidiaries.

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. Our first molecule, deucrictibant (PHA121, PHA-022121), is a novel, small-molecule bradykinin B2-receptor antagonist for the treatment of hereditary angioedema, or HAE. Bradykinin-B2-receptor inhibition is a clinically validated mechanism for the treatment of HAE, as demonstrated by icatibant, which is a bradykinin B2-receptor antagonist approved in Europe in 2008 and in the United States in 2011 (as FIRAZYR). We designed deucrictibant to improve upon the therapeutic profile of existing therapies and, through oral delivery, to provide patients with quality of life and ease-of-administration that is superior to current standard-of-care HAE treatments, which are injectables. We believe deucrictibant has the potential to provide a safe, effective and easy-to-administer option for both acute and prophylactic treatments of HAE, in the form of our PHVS416 (deucrictibant immediate-release (IR)) on-demand rapid exposure product candidate, and for prophylaxis of HAE, in the form of our PHVS719 (deucrictibant extended-release (ER)) small daily dose extended-release product candidate. We believe that our product candidates may address a broader range of angioedema attacks than other available treatments since deucrictibant blocks the actual signal that leads to angioedema (the interaction of bradykinin, or BK, with the bradykinin B2 receptor), rather than an upstream signal. By blocking the action of bradykinin, we can prevent its aberrant signaling regardless of the pathway that generates it.

In our completed Phase 1 trials to-date, we have observed that deucrictibant was orally bioavailable and well tolerated at all doses studied, with approximately dose-proportional exposure. We also have successfully demonstrated proof-of-mechanism through a clinical pharmacodynamics, or PD, assessment with the bradykinin challenge, which had been utilized as a validated surrogate assessment for dose selection in the icatibant development program.

We have demonstrated clinical efficacy and tolerability in a Phase 2 study (RAPIDe-1) treating attacks of HAE. The data allowed us to compare the projected therapeutic performance of deucrictibant with that of icatibant. However, we have not conducted a head-to-head comparison of icatibant to deucrictibant in a clinical study. We plan to efficiently progress deucrictibant through clinical development for on-demand and prophylactic use with our on-demand immediate-release product candidate, PHVS416, and prophylactic extended-release product candidate, PHVS719, respectively. We commenced our RAPIDe-1 Phase 2 clinical trial of PHVS416 in February 2021 and reported topline Phase 2 data for the acute treatment of patients with HAE attacks in December 2022. We also commenced the CHAPTER-1 Phase 2 clinical trial for prophylaxis in 2021 using twice-daily dosing of the PHVS416 soft capsules. Our primary objective with this trial is to assess the efficacy and safety profile of PHVS416 dose regimens for prophylactic treatments in HAE patients. We expect to have Phase 2 data from CHAPTER-1 by the end of 2023. In February 2022, we reported Phase 1 clinical data with PHVS719 demonstrating pharmacokinetics of the extended-release formulation and the potential for once-daily dosing. In healthy volunteers, a single dose of PHVS719 was well tolerated with an extended-release profile supporting once-daily dosing.

A wide variety of events beyond our control, including natural or man-made disasters, power shortages, fires, extreme weather conditions, pandemics, epidemics or outbreaks of infectious diseases, political instability or other events could disrupt our business or operations or those of our development partners, manufacturers, regulators or other third parties with whom we conduct business now or in the future. These events may cause businesses and government agencies to be shut down, supply chains to be interrupted, slowed, or rendered inoperable, and individuals to become ill, quarantined, or otherwise unable to work and/or travel due to health reasons or governmental restrictions.

In addition, the invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and also adversely affect our ability to conduct ongoing and future clinical trials of our product candidates. For example, our RAPIDe-1 and CHAPTER-1 studies include a significant number of patients in Germany, Poland, and Bulgaria. A further escalation of the conflict in Ukraine may potentially impact our ability to complete our ongoing and planned clinical trials in these countries on a timely basis, or at all. Clinical trials in these countries could be suspended or terminated, and we may be prevented from obtaining data on patients already enrolled at affected sites. Any of the foregoing could impede the execution of our clinical development plans.

Furthermore, in August 2022, the FDA placed a hold on the clinical trials of deucrictibant in the U.S. based on its review of nonclinical data. The FDA requested that Pharvaris conduct an additional long-term rodent toxicology study and update the Investigator’s Brochure. Pharvaris participated in a Type A meeting with the FDA to discuss paths to address the on-demand and prophylactic holds. A protocol for a 26-week rodent toxicology study has been aligned with the FDA and the study has been initiated.

Pharvaris notified country-specific regulatory authorities in Canada, Europe, Israel, and the UK of the U.S. clinical holds. Outside the U.S., the regulatory status remains unchanged for the CHAPTER-1 study and other studies, including an open-label, long-term extension study (RAPIDe-2). Enrollment in the CHAPTER-1 clinical study has been completed.

In January 2023, the FDA agreed to partially lift the clinical hold on on-demand to allow two remaining U.S. participants in RAPIDe-1 to complete treatment of a final HAE attack per protocol. In June 2023, the FDA lifted the clinical hold on the Investigational New Drug (IND) application for deucrictibant for the on-demand treatment of HAE following review of data from a planned interim analysis of the ongoing 26-week nonclinical rodent toxicology study. The lift of the clinical hold on the on-demand clinical trials enables Pharvaris to continue development of PHVS416 (deucrictibant immediate-release capsules) in the U.S., including resuming RAPIDe-2, a long-term extension study for acute treatment of attacks. Clinical studies of deucrictibant for prophylactic treatment of HAE are currently on hold in the U.S. Pharvaris expects to submit data from the completed 26-week nonclinical study by the end of 2023 to address the remaining hold on the IND application for deucrictibant for prophylactic treatment of HAE. However, we cannot provide any assurance that we will be able to resolve the clinical holds.

Recent Developments

In July 2023, the Company announced the departure of Anne Marie de Jonge Schuermans, Ph.D., non-executive Director, from the Board of Directors, effective July 1, 2023. Dr. de Jonge Schuermans has been replaced by Robert Glassman, M.D., as a member of the Audit Committee and Viviane Monges as a member on the Nomination & Corporate Governance Committee. The departure of Dr. de Jonge Schuermans was not as a result of a disagreement with the Company.

In June 2023, the Company entered into a subscription agreement relating to the offer and sale of an aggregate of 6,951,340 ordinary shares of the Company, par value €0.12 per share (the “Ordinary Shares”), in a private placement (the “Offering”) to a group of institutional investors, led by General Atlantic and venBio Partners with participation from Bain Capital Life Sciences, Foresite Capital, and Venrock Healthcare Capital Partners, at an offering price of $10.07 per share, for gross proceeds of approximately $70 million (€64.1 million) before deducting any offering-related expenses. The Offering closed on or about June 21, 2023. Pharvaris intends to use the net proceeds from the Offering to fund research and development and product discovery expenses, and for working capital and general corporate purposes.

Financial Operations Overview

Revenues

We did not record any revenues during the period covered by the historical financial information included in this Report. We do not expect to recognize any revenues before we are able to commercialize our first product.

Research and development expenses

We are focused on the clinical development of deucrictibant. Since our inception, we have devoted substantially all of our resources to research and development efforts relating to the development of deucrictibant and our product candidates PHVS416 and PHVS719. We expect that we will continue to incur significant research and development expenses as we seek to complete the clinical development of, and achieve regulatory approval for, our product candidates PHVS416 and PHVS719, and in connection with discovery and development of any additional product candidates.

Research and development expenses consist of the following:

•
employee benefits expenses, which includes salaries, pensions, share-based compensation expenses, bonus plans and other related costs for research and development staff;
•
nonclinical expenses, which include costs of our outsourced discovery and nonclinical development studies;
•
clinical expenses, which includes costs of conducting and managing our sponsored clinical trials, including clinical investigator cost, costs of clinical sites, and costs for Contract Research Organizations ("CRO") assisting with our clinical development programs;
•
manufacturing expenses, which include costs related to manufacturing of active pharmaceutical ingredients and manufacturing of the products used in our clinical trials and research and development activities;
•
costs related to regulatory activities, including collecting data, preparing and submitting filings, communicating with regulatory authorities and reviewing the design and conduct of clinical trials for compliance with applicable requirements;
•
costs in connection with investigator-sponsored clinical trials and evaluations;
•
advisers’ fees, including discovery, nonclinical, clinical, chemistry, manufacturing, and controls- related and other consulting services;
•
intellectual property costs, which includes costs associated with obtaining and maintaining patents and other intellectual property; and
•
license costs.

We anticipate that our total research and development expenses will continue to increase as we continue to progress PHVS416 and PHVS719 through clinical development.

There is a risk that any clinical development or product discovery program may not result in commercial approval. To the extent that we fail to obtain approval to commercialize our product candidate in a timely manner, we would need to continue to conduct nonclinical studies or clinical trials over a longer period of time, and we anticipate that our research and development expenses may further increase.

Clinical development timelines and associated costs may vary significantly and the successful development of our product candidate is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts, including patient recruitment and selection that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, our product candidates.

Moreover, we cannot assure that we will be able to successfully develop or commercialize our product candidates, if approved for marketing. This is due to numerous risks and uncertainties associated with developing drugs. See “Item 3. Key Information—D. Risk factors” in our Annual Report and under “Risk Factors” in any other periodic filings with the Securities and Exchange Commission for a discussion of these risks and uncertainties.

Selling and distribution expenses

Historically, we have not incurred any selling and distribution expenses. If our product candidates are approved for registration and marketing, we anticipate incurring substantial selling and distribution expenses in future periods in order to establish an infrastructure for marketing and distribution, obtain supplies of active pharmaceutical ingredients, and manufacture commercial quantities of our product candidate.

General and administrative expenses

We anticipate that we will continue to incur significant general and administrative expenses as we advance our research and development portfolio. General and administrative expenses consist of the following:

•
employee benefits, including salaries, pensions, share-based compensation expenses, bonus plans and other related costs for staff and independent contractors in executive and operational functions;
•
independent auditor's and advisers’ fees, including accounting, tax, legal and other consulting services;
•
rental expenses, facilities and IT expenses and other general expenses relating to our operations; and
•
expenses related to the build-out of our commercial organization, including assessments of the HAE market landscape, pricing research and congress attendance.

We anticipate that the continuing development of our business and the expense of maintaining directors’ and officers’ liability insurance, will contribute to future increase in general and administrative expenses. We also expect that general and administrative expenses will increase in the future as we incur additional costs associated with being a public company in the United States.

Share-based compensation expenses

In 2016, we implemented an Equity Incentive Plan, or the Plan, in order to advance the interests of our shareholders by enhancing our ability to attract, retain and motivate persons who are expected to make important contributions to us and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of our shareholders. In order to incentivize our directors and employees, our Board adopted the Pharvaris N.V. 2021 Equity Incentive Plan (the “2021 Plan”) for employees, consultants and directors prior to the completion of our initial public offering (“IPO”). The 2021 Plan became effective upon our conversion from Pharvaris B.V. into Pharvaris N.V., which occurred prior to the consummation of our IPO. The 2021 Plan provides for the grant of options, stock appreciation rights, restricted stock, RSUs, performance stock awards, other stock-based awards, performance cash awards and substitute awards. The fair values of these instruments are recognized as personnel expenses in either research and development expenses or general and administrative expenses.

Result of operations

The financial information shown below was derived from our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2023 and 2022 included as Exhibit 99.3 to this Report on Form 6-K. The discussion below should be read along with these condensed consolidated interim financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended June 30, 2023 and June 30, 2022

	For the three months ended June 30,
	2023	2022	Change	%
	€	€	€
Research and development expenses	(14,681,935)	(13,721,637)	(960,298)	7%
General and administrative expenses	(7,773,430)	(7,660,133)	(113,297)	1%
Total operating expenses	(22,455,365)	(21,381,770)	(1,073,595)	5%
Operating loss	(22,455,365)	(21,381,770)	(1,073,595)	5%
Finance income	651,670	11,501,804	(10,850,134)	(94)%
Loss before tax	(21,803,695)	(9,879,966)	(11,923,729)	121%
Income taxes	(94,178)	(2,741,102)	2,646,924	(97)%
Loss for the period	(21,897,873)	(12,621,068)	(9,276,805)	74%

Revenues

We did not generate any revenues for the three months ended June 30, 2023 and June 30, 2022.

Research and development expenses

	For the three months ended June 30,
	2023	2022	Change	%
	€	€	€
Personnel expenses	(4,544,244)	(3,061,036)	(1,483,208)	48%
Clinical expenses	(7,629,432)	(7,175,545)	(453,887)	6%
Nonclinical expenses	(1,667,811)	(1,016,793)	(651,018)	64%
Manufacturing costs	(736,427)	(2,419,143)	1,682,716	(70)%
Intellectual Property costs	(104,021)	(49,120)	(54,901)	112%
Total research and development expenses	(14,681,935)	(13,721,637)	(960,298)	7%

Research and development expenses increased from €13,721,637 for the three months ended June 30, 2022 to €14,681,935 for the three months ended June 30, 2023. The increase in the research and development expenses is mainly driven by the progress made in the PHVS416 and PHVS719 development programs in the three months ended June 30, 2023.

Clinical expenses increased by €453,887 for the three months ended June 30, 2023, compared to the three months ended June 30, 2022, primarily due to the completion of the RAPIDe-1 on demand Phase 2 study. Nonclinical expenses increased by €651,018 for the three months ended June 30, 2023, compared to the three months ended June 30, 2022, primarily due to additional studies related to the 26-week rodent toxicology study intended to address the clinical hold in the U.S. Manufacturing costs relating to the Active Pharmaceutical Ingredient ("API") and pharmaceutical development of PHVS416 and PHVS719 decreased by €1,682,716 for the three months ended June 30, 2023 compared to the three months ended June 30, 2022 due to reduction of costs as a result of the completion of synthesis of API intended for future development.

In the personnel expenses for the three months ended June 30, 2023 and 2022 an amount of €1,265,366 and €1,521,867, respectively, was included which related to share-based compensation arrangements. The decrease in the share-based compensation is due to the net effect of the new grants awarded in the three months ended June 30, 2023 and the cumulative charges of the awards already granted in the three months ended March 31, 2023 (vestings and forfeitures). The remaining increase in personnel expenses is driven by the growth of our organization resulting in additional employees hired, and yearly merit adjustments.

General and administrative expenses

	For the three months ended June 30,
	2023	2022	Change	%
	€	€	€
Personnel expenses	(3,434,343)	(3,825,151)	390,808	(10)%
Consulting fees	(126,447)	(254,899)	128,452	(50)%
Professional fees	(1,294,705)	(911,170)	(383,535)	42%
Accounting, tax and auditing fees	(537,961)	(290,159)	(247,802)	85%
Facilities, communication and office expenses	(1,419,334)	(1,618,732)	199,398	(12)%
Travel expenses	(455,717)	(260,446)	(195,271)	75%
Other expenses	(504,923)	(499,576)	(5,347)	1%
Total general and administrative expenses	(7,773,430)	(7,660,133)	(113,297)	1.5%

General and administrative expenses increased from €7,660,133 for the three months ended June 30, 2022 to €7,773,430 for the three months ended June 30, 2023. The increase in general and administrative expenses was mainly driven by the growth of the Company and increasing costs related to our commercial buildout. In the personnel expenses for the three months ended June 30, 2023 and 2022 an amount of €1,451,561 and €1,620,972 respectively, was included which related to share-based compensation arrangements.

The decrease in the share-based compensation expenses is due to the net effect of the new grants (options and RSUs) made in the three months ended June 30, 2023 and the cumulative charges of the awards already granted in the three months ended March 31, 2023 and prior periods (vestings and forfeitures). The remaining increase in personnel expenses is driven by the growth of our organization resulting in additional employees hired, and yearly merit adjustments.

Finance income

Finance income for the three months ended June 30, 2023 and 2022 were €651,670 and €11,501,804, respectively. The amount mainly relates to unrealized foreign exchange (losses)/income, which is mostly the result of translating the Company’s bank balances held in USD to EUR.

Income taxes

Income taxes are accounted for in accordance with IAS 34. The interim period is considered part of a larger financial year, where the income tax is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated tax expenses are determined based on a full-year basis and subsequently allocated using the expected full-year effective tax rate. The one-off items are recognized in full in the interim period in which they emerge. In the total interim tax charge, no distinction is made between current and deferred tax expenses/income.

The tax expense over the three months ended June 30, 2023 relates to the Company's U.S. and Dutch subsidiaries. For the three months ended June 30, 2022, the tax expenses principally related to the Dutch fiscal unity mainly driven by foreign exchange gains. Following discussions with the Dutch tax authorities in November 2022, the Company concluded that foreign exchange results should be allocated to the principal Company in Switzerland. As a result, the foreign exchange results are allocated to the principal Company in Switzerland at that moment.

Comparison of the six months ended June 30, 2023 and June 30, 2022

	For the six months ended June 30,
	2023	2022	Change	%
	€	€	€
Research and development expenses	(28,426,366)	(27,236,126)	(1,190,240)	4%
General and administrative expenses	(15,105,026)	(13,525,138)	(1,579,888)	12%
Total operating expenses	(43,531,392)	(40,761,264)	(2,770,128)	7%
Operating loss	(43,531,392)	(40,761,264)	(2,770,128)	7%
Finance (expense)/income	(842,595)	14,892,983	(15,735,578)	(106)%
Loss before tax	(44,373,987)	(25,868,281)	(18,505,706)	72%
Income taxes	(154,835)	(2,779,817)	2,624,982	(94)%
Loss for the period	(44,528,822)	(28,648,098)	(15,880,724)	55%

Revenues

We did not generate any revenues for the six months ended June 30, 2023 and June 30, 2022.

Research and development expenses

	For the six months ended June 30,
	2023	2022	Change	%
	€	€	€
Personnel expenses	(8,761,944)	(5,590,207)	(3,171,737)	57%
Clinical expenses	(12,497,879)	(13,741,610)	1,243,731	(9)%
Non-clinical expenses	(4,419,009)	(1,832,918)	(2,586,091)	141%
Manufacturing costs	(2,643,513)	(5,883,668)	3,240,155	(55)%
Intellectual Property costs	(104,021)	(187,723)	83,702	(45)%
Total research and development expenses	(28,426,366)	(27,236,126)	(1,190,240)	4%

Research and development expenses increased from €27,236,126 for the six months ended June 30, 2022 to €28,426,366 for the six months ended June 30, 2023.

Clinical expenses decreased by €1,243,731 for the six months ended June 30, 2023 compared to the six months ended June 30, 2022, primarily due to the completion of the RAPIDe-1 on-demand study in December 2022.

Nonclinical expenses increased by €2,586,091 for the six months ended June 30, 2023 compared to the six months ended June 30, 2022, primarily due to additional studies related to the 26-week rodent toxicology study intended to address the clinical hold in the U.S.

Manufacturing costs relating to the API and pharmaceutical development of PHVS416 and PHVS719 decreased by €3,240,155 for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 due to reduction of costs as a result of the completion of synthesis of API intended for future development.

In the personnel expenses for the six months ended June 30, 2023 and 2022 an amount of €2,477,982 and €1,943,566, respectively, was included related to the share-based compensation arrangements. The increase in the share-based compensation expenses is due to the new grants made during the period, and the cumulative charges for the grants up to December 31, 2022. The remaining increase in personnel expenses is driven by the growth of our organization resulting in additional employees hired, and yearly merit adjustments.

General and administrative expenses

	For the six months ended June 30,
	2023	2022	Change	%
	€	€	€
Personnel expenses	(6,735,927)	(6,270,034)	(465,893)	7%
Consulting fees	(304,316)	(432,811)	128,495	(30)%
Professional fees	(2,177,175)	(1,795,170)	(382,005)	21%
Accounting, tax and auditing fees	(897,314)	(594,657)	(302,657)	51%
Facilities, communication and office expenses	(2,910,607)	(3,246,830)	336,223	(10)%
Travel expenses	(778,450)	(404,200)	(374,250)	93%
Other expenses	(1,301,237)	(781,436)	(519,801)	67%
Total general and administrative expenses	(15,105,026)	(13,525,138)	(1,579,888)	12%

General and administrative expenses increased from €13,525,138 for the six months ended June 30, 2022 to €15,105,026 for the six months ended June 30, 2023. The increase in general and administrative expenses was mainly driven by the growth of our organization and increasing costs related to our commercial planning. The increase in personnel expenses is driven by the growth of our organization resulting in additional employees hired, and yearly merit adjustments. In the personnel expenses for the six months ended June 30, 2023 and 2022 an amount of €2,821,832 and €2,638,999, respectively, was included which related to share-based compensation arrangements. The remaining increase in personnel expenses is driven by the growth of our organization resulting in additional employees hired, and yearly merit adjustments.

Finance (expense)/income

Finance (expense)/income for the six months ended June 30, 2023 and 2022 was €(842,595) and €14,892,983 respectively, a change of €15,735,578. The change mainly relates to unrealized foreign exchange income, which is the result of translating the group’s bank balances held in USD to EUR.

Income taxes

Income taxes are accounted for in accordance with IAS 34. The interim period is considered part of a larger financial year, where the income tax is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated tax expenses are determined based on a full-year basis and subsequently allocated using the expected full-year effective tax rate. The one-off items are recognized in full in the interim period in which they emerge. In the total interim tax charge, no distinction is made between current and deferred tax expenses/income.

The tax expenses over the six months ended June 30, 2023 relate to the Company's U.S. and Dutch subsidiaries. For the six months ended June 30, 2022, the tax expenses principally related to the Dutch fiscal unity mainly driven by foreign exchange gains. Following discussions with the Dutch tax authorities in November 2022, the Company concluded that foreign exchange results should be allocated to the principal Company in Switzerland. As a result, the foreign exchange results are allocated to the principal Company in Switzerland at that moment.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. For the six months ended June 30, 2023, and 2022 we incurred losses of €44,528,822 and €28,648,098, respectively. Since inception, we have not generated any revenues or net cash flows from sales. We will not receive any revenues or net cash flows from sales until we successfully develop a product candidate, obtain regulatory approval and successfully commercialize it. There is no assurance that we will be able to do so.

To date, we have relied solely on the issuance of equity securities to finance our operations and internal growth. On March 1, 2022, we entered into a sales agreement with Leerink Partners (formerly known as SVB Securities LLC), pursuant to which we may sell ordinary shares having an aggregate offering price of up to $75 million from time to time through Leerink Partners. During 2022, we sold a total of 588,100 ordinary shares in two different transactions under the sales agreement generating total net proceeds of $9,698,504, after deducting $299,954 which was payable to Leerink Partners as commission in respect of such sales.

In June 2023, the company sold a total of 6,951,340 ordinary shares, par value €0.12 per share, in a private placement at a purchase price of $10.07 per ordinary share. The sale generated total proceeds of approximately $70 million (€64.1 million).

As of June 30, 2023, we had cash and cash equivalents of €179,188,759. Of the cash on hand, €65,567 relates to guarantees. Our cash and cash equivalents consist solely of cash at bank.

We do not expect positive operating cash flows in the foreseeable future and remain dependent on additional financing to fund our research and development expenses, general and administrative expenses and financing costs. We believe that the available cash balances are sufficient to execute our operating plan and strategies and to meet the anticipated working capital requirements and settle all expected liabilities for at least twelve months from the issuance date of our unaudited condensed consolidated interim financial statements for the six months ended June 30, 2023 and 2022. Accordingly, the unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

Our future viability is dependent on our ability to raise additional capital to finance operations. We will need to finance our operations through public or private securities offerings, debt financings or other sources, which may include licensing, collaborations or other strategic transactions or arrangements. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining such additional financing on terms acceptable to us, if at all. If we are unable to obtain funding, we could be forced to delay, reduce, or eliminate some or all of our research and development programs for product candidates, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations.

Our contractual obligations and commitments as of June 30, 2023 amounted to €33.4 million primarily related to research and development commitments.

Cash Flows

Comparison for the six months ended June 30, 2023 and 2022.

The following table sets forth our primary sources and uses of our cash and cash equivalents for each of the periods set forth below:

	For the six months ended June 30,
	2023	2022	Change	%
	€	€	€
Net cash flows used in operating activities	(45,687,465)	(31,568,573)	(14,118,892)	45%
Net cash flows used in investing activities	(54,114)	(49,739)	(4,375)	9%
Net cash flows used in financing activities	63,784,231	8,823,313	54,960,918	623%
Net increase (decrease) in cash and cash equivalents	18,042,652	(22,794,999)	40,837,651	(179)%
Cash and cash equivalents at the beginning of the period	161,837,429	209,353,132	(47,515,703)	(23)%
Effect of exchange rate changes	(691,322)	14,824,955	(15,516,277)	(105)%
Cash and cash equivalents at the end of the period	179,188,759	201,383,088	(22,194,329)	(11)%

Operating activities

Net cash flows used in operating activities, reflects our results for the period adjusted for, among other things, depreciation, unrealized foreign exchange results, share-based compensation arrangements, changes in working capital and accruals.

Net cash used in operating activities was €45,687,465 for the six months ended June 30, 2023, an increase of €14,118,892 compared to €31,568,573 for the six months ended June 30, 2022, primarily due to an increase in net loss reflecting the increase in research and development expenses and other operating expenses, due to progression made in the clinical development programs and additional studies to address the clinical hold in the U.S., and the growth of our organization in 2023, adjusted for non-cash items and a decrease in cash generated mainly due to a decrease in working capital of €11.4 million in part due to the increase of current assets by €2.6 million, and a decrease in trade payables of €3.2 million and a decrease in accrued liabilities of €5.6 million.

Investing activities

Net cash flows used in investing activities increased by €4,375 from €49,739 for the six months ended June 30, 2022, to €54,114 for the six months ended June 30, 2023, primarily as a result of capital expenditure related to office equipment in 2023.

Financing activities

Net cash flows provided by financing activities increased by €54,960,918 from €8,823,313 for the six months ended June 30, 2022, to €63,784,231 for the six months ended June 30, 2023. The cash inflow in the six months ended June 30, 2023 relates mainly to the private placement financing that closed in the second quarter of 2023.

Off-Balance Sheet Arrangements

As of June 30, 2023, we did not have any off-balance sheet arrangements other than the disclosed commitments.

Quantitative and Qualitative Disclosures About Market Risk

During the six months ended June 30, 2023, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report.

Critical Accounting Estimates and Judgments

There have been no material changes to the significant accounting policies and estimates described in Note 2.19 to our consolidated financial statements in the Annual Report.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this management’s discussion and analysis are or may be forward-looking statements with respect to us, our industry and our business that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this management’s discussion and analysis, including statements regarding our future financial condition, results of operations and/or business achievements, including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions are forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Factors that might cause such a difference include, but are not limited to:

•
uncertainty in the outcome of our interactions with regulatory authorities, including the U.S. Food and Drug Administration (the “FDA”), with respect to the clinical hold on prophylactic PHA121, or deucrictibant, clinical trials in the U.S.;
•
the expected timing, progress, or success of our clinical development programs, especially for PHVS416 and PHVS719, which are in mid-stage global clinical trials;
•
risks arising from epidemic diseases, such as the COVID-19 pandemic, which may adversely impact our business, nonclinical studies and clinical trials, the timing of regulatory approvals and the value of our ordinary shares;
•
the expected timing and results of the rodent toxicology study and our ability to resolve any issues to the satisfaction of the FDA or any regulatory agency in a timely manner;
•
the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates PHVS416 and PHVS719 or any other product candidate that we may develop in the future;

•
our ability to market, commercialize and achieve market acceptance for our product candidates PHVS416 and PHVS719 or any of our other product candidates that we may develop in the future, if approved;
•
our ability to establish commercial capabilities or enter into agreements with third parties to market, sell and distribute our product candidates;
•
our dependence on third parties to perform critical activities related to the research, nonclinical safety and toxicology studies, development and manufacturing of our product candidates;
•
disruptions at the FDA and other government agencies;
•
the expense, time and uncertainty involved in the development and consistent manufacturing and supply of our product candidates, some or all of which may never reach the regulatory approval stage;
•
our ability to raise capital when needed and on acceptable terms;
•
our ability to enter into any new licensing agreements or to maintain any licensing agreements with respect to our product candidates;
•
our reliance on collaboration partners and licensees, whose actions we cannot control;
•
the willingness of private insurers and other payors to provide reimbursement for our products;
•
regulatory developments in the United States, the European Union and other jurisdictions;
•
the outcome and timing of price negotiations with governmental authorities;
•
our ability to compete in the pharmaceutical industry and with competitive generic products;
•
our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;
•
side effects or adverse events associated with the use of our product candidates;
•
our ability to defend against costly and damaging liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales;
•
the loss of any of our key personnel;
•
our estimates of market sizes and anticipated uses of our product candidates;
•
our estimates of future performance;
•
our estimates regarding anticipated operating losses, future revenues, expenses, capital requirements and our needs for additional financing;
•
our ability to comply with existing or future laws and regulations in a cost-efficient manner;
•
our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws;
•
our ability to successfully remediate the material weaknesses in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting;
•
our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act or a foreign private issuer, and
•
changes and uncertainty in general market, political and economic conditions, including as a result of inflation and the current conflict between Russia and Ukraine.

You should refer to “ITEM 3. Key information—D. Risk factors.” section of our Annual Report and under “Risk Factors” in any other periodic filings with the Securities and Exchange Commission for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this management’s discussion and analysis will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements that “we believe” and other similar statements reflect our belief and opinions on the relevant subject. These statements are based upon information available to us as of the date of this management’s discussion and analysis, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.